Form SBSE-A Amendment

Filing Date: May 27, 2025

Summary of Changes:

1. Schedule B, Section II – Item 14
   a. Record 4: Updated effective date to 08/28/2018 from 08/01/2018
   b. Record 12: Updated effective date to 03/01/2022 from 02/28/2022
   c. Record 14: Updated effective date to 07/28/2023 from 07/27/2023
2. Documents – Updated MBL 7R to include new DMP from ASIC for MBL